SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CIENA CORPORATION

(Name of Subject Company (Issuer))

CIENA CORPORATION

(Name of Filing Persons (Issuer))

ONI SYSTEMS CORP. 5% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2005
(Title of Class of Securities)

68273F-AA-1
(CUSIP Number of Class of Securities)

RUSSELL B. STEVENSON, JR.
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
CIENA CORPORATION
1201 WINTERSON ROAD
LINTHICUM, MARYLAND 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER
AMY BOWERMAN FREED
HOGAN & HARTSON L.L.P.
111 SOUTH CALVERT STREET
SUITE 1600
BALTIMORE, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$185,161,862.78	$17,034.90

*     Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that all outstanding Notes are purchased at a price of $900 per $1,000 principal amount due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,513.66 Form or Registration No.: Schedule TO	Filing Party: CIENA Corporation Date Filed: December 12, 2002

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TABLE OF CONTENTS

ITEMS 1-9.
ITEM 11.ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
Supplement to the Offer to Purchase
Text of Press Release

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 12, 2002 (the “Schedule TO”) by CIENA Corporation, a Delaware corporation (“CIENA”), relating to CIENA’s offer to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2002, and the accompanying Letter of Transmittal (which, as they may be amended and supplemented, together constitute the “Offer” and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO), any and all of the outstanding ONI Systems Corp. 5% Convertible Subordinated Notes due October 15, 2005 (the “Notes”). By this Amendment No. 1 and the related Supplement to the Offer to Purchase dated December 20, 2002, CIENA is modifying the Offer to provide for an amended purchase price to be paid in cash of $900 per $1,000 principal due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Certain information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 of the Schedule TO.

ITEMS 1-9.

     Items 1 through 9 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The Offer Consideration shall be increased from $860 per $1,000 principal due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase, to $900 per $1,000 principal due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

     Item 7(a) is hereby amended by amending and restating Section 12 – Source and Amount of Funds of the Offer to Purchase, which appears on page 16 of the Offer to Purchase, as follows:

     “The total amount of funds required by the Offeror to purchase all of the Notes pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $183.9 million plus approximately $2.5 million in accrued interest (assuming 100% of the outstanding principal amount at maturity of Notes are tendered and accepted for payment). In the event the Notes are tendered and accepted for payment, CIENA plans to use its cash on hand to purchase such Notes. Accordingly, the Offer is not conditioned on the obtaining of financing.”

ITEM 11. ADDITIONAL INFORMATION.

     Item 11(b) is hereby amended and restated as follows:

     “The information set forth in the Offer to Purchase, the Supplement to the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively, is incorporated herein by reference.”

ITEM 12. EXHIBITS.

(a)(1)(A)	Form of Offer to Purchase, dated December 12, 2002.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Notice of Withdrawal.*
(a)(1)(G)	Supplement to Offer to Purchase dated December 20, 2002.
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation on December 12, 2002 (incorporated herein by reference to CIENA’s Schedule TO-C filed on December 12, 2002).
(a)(5)(B)	Text of Press Release issued by CIENA Corporation on December 20, 2002.
(b)	None.
(d)(1)	Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to ONI Systems Corp.’s Form 10-Q filed November 14, 2000).
(d)(2)	First Supplemental Indenture, dated as of June 21, 2002, between CIENA, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.12 to CIENA’s Form 10-K filed December 12, 2002).
(g) None
(h) None

* Previously filed by CIENA on Schedule TO, dated December 12, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIENA CORPORATION

	By:	/s/ Russell B. Stevenson, Jr.

Russell B. Stevenson, Jr. Senior Vice President, General Counsel and Secretary
Dated: December 20, 2002

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Offer to Purchase, dated December 12, 2002.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Notice of Withdrawal.*
(a)(1)(G)	Supplement to Offer to Purchase dated December 20, 2002.
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation on December 12, 2002 (incorporated herein by reference to CIENA’s Schedule TO-C filed on December 12, 2002).
(a)(5)(B)	Text of Press Release issued by CIENA Corporation on December 20, 2002.
(b)	None.
(d)(1)	Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to ONI Systems Corp.’s Form 10-Q filed November 14, 2000).
(d)(2)	First Supplemental Indenture, dated as of June 21, 2002, between CIENA, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.12 to CIENA’s Form 10-K filed December 12, 2002).
(g)	None.
(h)	None.

* Previously filed by CIENA on Schedule TO, dated December 12, 2002.